UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Skyward Specialty Insurance Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

830940102

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830940102	Page 2 of 4

1.	Name of reporting persons James Charles Hays
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,809,269
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,809,269
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,809,269
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.0% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)

This percentage is calculated based upon 40,096,132 shares outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

CUSIP No. 830940102	Page 3 of 4

Item 1.

(a)	Name of Issuer

Skyward Specialty Insurance Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices

800 Gessner Road, Suite 600

Houston, Texas 77024-4284

Item 2.

(a)	Name of Person Filing

James Charles Hays

(b)	Address of Principal Business Office or, if none, Residence

800 Gessner, Suite 600,

Houston, Texas 77024

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

830940102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

See Cover Page, Items 5 through 11.

Consists of: (i) 27,618 shares of common stock held directly, (ii) 1,975,851 shares of common stock held by Jwayne LLC, and (iii) 805,800 shares of common stock held by Marquis Lafayette LLC. Mr. Hays serves as the controlling member for Jwayne LLC and Marquis Lafayette LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

CUSIP No. 830940102	Page 4 of 4

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIGNATURE

Dated: November 12, 2024

/s/ James Charles Hays
James Charles Hays